Morgan Stanley Asia-Pacific Fund, Inc.
Item 77O- Transactions effected pursuant to Rule 10f-3

Securities Purchased:	Nexon Co. Ltd.
Purchase/Trade Date:	1252011
Size of Offering/shares: 70,100,000 shares
Offering Price of Shares: Y1,300
Amount of Shares Purchased by Fund: 74,600 shares
Percentage of Offering Purchased by Fund:  0.106
Percentage of Fund's Total Assets: 0.36
Brokers:  Morgan Stanley, Nomura, Goldman Sachs International,
 Barclays Capital
Purchased from:  Goldman Sachs Asia